Exhibit 99.1

Inspira Technologies Enters Europe:

Signs a Strategic Agreement With Waas Group for the Deployment of
1,040 ART Systems in Spain and Portugal

The agreement to potentially provide $66 million to Inspira Technologies over a 7-year period, subject to regulatory approval

Ra’anana, Israel, October 26, 2021 – Inspira Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (the “Company” or “Inspira Technologies”), a groundbreaking respiratory support technology company, announced today that it has signed an exclusive distribution agreement with Anita Técnica S.L. (WAAS Group), one of Spain’s leading distributors and technical service providers of medical equipment and supplies. WAAS Group provides services to more than 40 international companies and devices, including respiratory systems for Siemens Healthineers AG ADR (Nasdaq: SMMNY) and Drägerwerk AG & Co. KGaA, Drägerwerk AG.

The agreement has an initial term of 7 years, subject to completion of product development and regulatory approval. The parties will collaborate on the marketing and deployment of the ART device, designed to treat deteriorating respiratory failure patients, while they are awake and breathing. The ART, an early extracorporeal respiratory support system, has the potential to minimize the need for mechanical ventilation across Spain and Portugal.

According to the agreement, Anita Técnica S.L. (WAAS Group) is committed to purchase a minimum of 1040 ART devices and 35,360 disposable units for deployment at hospitals and medical centers within a seven-year period, subject to regulatory approval for the sale and marketing of the ART devices in Spain and Portugal.

“Portugal and Spain are important markets in Europe that have extensive experience operating extracorporeal technologies. We see this as an advantage in ensuring the rapid penetration and adoption of our innovative ART device by the local medical community. The WAAS Group’s team has an impressive record in penetrating the local market with innovative products and leveraging them within the medical community” stated Joe Hayon, Inspira Technologies’ Co-Founder, President and Chief Financial Officer.

Antonio Sanz, WAAS Group’s CEO, stated: “This agreement represents an exciting opportunity for us to expand our offering of innovative products to the medical community and patient population in Spain and Portugal. ART is a disruptive technology that can potentially change how the world plans to treat patients with respiratory failure.”

Abut Inspira Technologies OXY B.H.N. Ltd.

Inspira Technologies is an innovative medical device company in the respiratory care industry. Inspira is developing the ART device, a cost effective early extracorporeal respiratory support system with an intent to function as an “Artificial Lung” for deteriorating respiratory patients. The ART device designed to utilize a hemo-protective flow approach aimed to rebalance saturation levels while patients are awake and breathing, potentially minimizing the patient’s need for mechanical ventilation. The Company’s product has not yet been tested or used in humans and has not been approved by the U.S. Food and Drug Administration (FDA).

For more information, please visit our corporate website: www.inspirao2.com

About Anita Técnica S.L. (WAAS Group)

ANITA TECNICA S.L. is located in MADRID, Spain. Anita Técnica S.L. (WAAS Group) is one of Spain’s leading distributors and technical service providers of medical equipment and supplies. WAAS Group provides services to more than 40 international companies and devices, including respiratory systems.

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, the Company is using forward-looking statements when it discusses the terms of an exclusive distribution agreement with Anita Técnica S.L. (WAAS Group), the potential revenue to Inspira and that the ART has the potential to minimize the need for mechanical ventilation across Spain and Portugal.These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s Registration Statement on Form F-1 filed with the SEC, which is available on the SEC’s website, www.sec.gov.

For more details:

Miri Segal, Investor Relations, MS-IR LLC

+917-607-8654, msegal@ms-ir.com